EXHIBIT 99.1

News Release dated January 3, 2024, Suncor Energy achieves 2023 upstream production corporate guidance

News Release

FOR IMMEDIATE RELEASE

Suncor Energy achieves 2023 upstream production corporate guidance

(All figures are approximate)

Calgary, Alberta (January 3, 2024) – Suncor (TSX: SU) (NYSE: SU) today provided an operational update for the fourth quarter of 2023, highlighting upstream production of 808,000 barrels per day (bbls/d), the second highest quarter in the Company’s history. The strong fourth quarter performance results in an annual average upstream production of 746,000 bbls/d, in line with Suncor’s corporate guidance provided in November 2022.

“I am very proud of the Suncor team for ensuring we delivered on our commitments. Not only did we meet the annual production guidance set a year ago, but December was also Suncor’s best month ever with upstream production averaging over 900,000 bbls/d,” said Rich Kruger, President and Chief Executive Officer. “This is a tangible example that when we set a commitment, we will be laser focused on meeting it.”

Suncor’s net synthetic crude oil production was 476,000 bbls/d and net non-upgraded bitumen production was 282,000 bbls/d; resulting in total Oil Sands production of 758,000 bbls/d for the quarter. Total production from Exploration & Production was 50,000 bbls/d during the fourth quarter and includes production from the ongoing ramp up of Terra Nova.

Noteworthy asset performance:

•	Oil Sands Operations produced 453,000 bbls/d for the quarter and 43,000 bbls/d for the full year of 2023. The Base Plant upgrader achieved a full year utilization of 90%, including the impact of the major 5-year turnaround at Upgrader 2

•	Firebag in situ produced 213,000 bbls/d for the quarter and achieved record annual production of 217,000 bbls/d in 2023

•	Fort Hills produced a record 186,000 bbls/d for the quarter on a gross basis, or 155,000 bbls/d net to Suncor’s ownership. Gross annual production for Fort Hills averaged 147,000 bbls/d, in line with the three-year plan presented at the Company’s November 2022 Investor Day

•	Syncrude gross production was 348,000 bbls/d for the quarter, or 205,000 bbls/d net to Suncor, resulting in a new annual production record of 323,000 bbls/d gross, or 190,000 bbls/d net to Suncor’s ownership, and an annual upgrader utilization of 92%

Downstream operations also demonstrated strong performance in the fourth quarter with an average refining utilization of 97%, contributing to an annual average refining utilization of 90%.

“In 2023, our heightened focus on the fundamentals of safety, operational excellence, and reliability resulted in increasingly strong operational performance throughout the year. This focus and the discipline it requires is exactly what investors can expect from the Suncor team in 2024 and beyond,” continued Kruger.

Suncor’s full fourth quarter financial and operating results will be issued February 21, 2024.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to future operational, safety and reliability performance. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis for the third quarter of 2023 dated November 8, 2023 (the “MD&A”), its Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 6, 2023, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by e-mail request to invest@suncor.com; by calling (800) 558-9071; or by referring to suncor.com/financialreports or to the company’s profile on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power and renewable fuels. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North America Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange

For more information about Suncor, visit our website at suncor.com

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